Düsseldorf, September 26, 2006

Ad hoc Announcement

Ref.: Takeover offer for Endesa, S.A.

E.ON shall increase cash consideration for Endesa to Euro 35 per share

Against the background of the recent developments with regard to Endesa, E.ON reinforces its commitment to a successful transaction. Therefore, E.ON announces that it intends to increase the consideration of the public tender offer for shares of Endesa, S.A. launched on 21 February 2006 (the “Offer”) to Euro 35 per share.

This consideration will be paid fully in cash. In the event that Endesa, S.A. pays any dividend between today and the date of settlement of the Offer, the consideration shall be reduced by an amount equivalent to the gross dividend distributed.

As announced earlier, the completion of the offer is conditional upon:

a)	E.ON acquiring a minimum of 529,481,934 shares of Endesa representing 50.01 per cent of the issued share capital of Endesa as a result of the Offer;

b)	At Endesa’s shareholder meeting, Endesa’s shareholders resolving certain provisions, including the amendment of article 32 of its Articles of Association to remove any limitation or restriction regarding the number of votes capable of being exercised by Endesa shareholders; as well as the amendment of other articles related to the composition of the Board and the appointment of director or Chief Executive Officer.

This announcement shall not prejudice any other changes to the Offer that could be agreed especially in the context of the procedure set forth in the applicable Spanish rules.

• End of ad hoc announcement – September 26, 2006